Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 4, 2007

Commission file number: 0-29208

Arris Resources Inc. (formerly Bassett Ventures Inc.)
(Translation of registrant's name into English)

1255 West Hastings Street, Vancouver, BC V6E 2M4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): Yes   No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): Yes   No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   X   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 0-29208

Exhibits

99.1 CNQ Monthly Progress Report for August dated September 3, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arris Resources Inc.
(Registrant)

Date: September 4, 2007   By: /s/ "Curt Huber"
                                          Curt Huber, Director

MONTHLY PROGRESS REPORT

Name of CNQ Issuer: ___Arris Resources Inc. (formerly Bassett Ventures Inc.)___ (the "Issuer").

Trading Symbol: __ARIS.U__

Number of Outstanding Listed Securities: 7,293,368

Date: September 3, 2007

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer's obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the CNQ Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the CNQ.ca website.

This report is intended to keep investors and the market informed of the Issuer's ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the CNQ Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)   Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)   The term "Issuer" includes the Issuer and any of its subsidiaries.

(c)   Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.   Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

       Management is currently assessing several business opportunities but has not entered into any business arrangement.

2.   Provide a general overview and discussion of the activities of management.

       Management continues seeking new business opportunities.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

None

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

None

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

None

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

None

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

None

8. Describe the acquisition of new customers or loss of customers.

None

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

None

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

None

11. Report on any labour disputes and resolutions of those disputes if applicable.

None

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

None

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

   None

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds[1]
NIL			

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

   None

16. Provide details of any changes in directors, officers or committee members.

   None

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

   None

Certificate Of Compliance

The undersigned hereby certifies that:

1.   The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.   As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3.   The undersigned hereby certifies to CNQ that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNQ Requirements (as defined in CNQ Policy 1).

4.   All of the information in this Form 7 Monthly Progress Report is true.

Dated   __September 3, 2007__   .

Curt Huber_____
Name of Director or Senior Officer

_____*"Curt Huber"*_____
Signature

Director_____
Official Capacity

Issuer Details Name of Issuer Arris Resources Inc.	For Month End August 31, 2007	Date of Report September 3, 2007
Issuer Address 1255 West Pender Street		
City/Province/Postal Code Vancouver, British Columbia/ V6E 2V1	Issuer Fax No. (604) 408-9301	Issuer Telephone No. (604) 687-0879
Contact Name Curt Huber	Contact Position Director	Contact Telephone No. (604) 687-0879
Contact Email Address info@arrisresources.com	Web Site Address N/A	